April 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Inessa Kessman

Re:	OMS Energy Technologies Inc. Registration Statement on Form S-1 (File No. 333-282986)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of OMS Energy Technologies Inc. (the “Registrant”) for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-282986) (as amended, the “Registration Statement”), relating to the public offering of shares of common stock of the Registrant, so that the Registration Statement may be declared effective on April 28, 2025 at 5:00 P.M. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that it intends to distribute approximately 350 copies of the Preliminary Prospectus, dated March 26, 2025 to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Guerwitz
Name:	Aaron M. Guerwitz
Title:	Head of Equity Capital Markets

cc: Michael A. Hedge, Esq.

Brian Daley, Esq.